16003489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2016
Washington DC
409

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68652

RMS

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Stateside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 PIEDMONT ROAD; SUITE 1410
(No and Street)

ATLANTA, GA 30305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-8642
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name *if individual, state last, first, middle name*)

316 Alexander St., Ste 4, Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Michalak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Stateside Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMBER SHAWN PETTY
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires June 24, 2017

Notary Public

Signature

CEO/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Churchill Stateside Securities, LLC

We have audited the accompanying statement of financial condition of Churchill Stateside Securities, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Churchill Stateside Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Stateside Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities, LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Report of Independent Registered Public Accounting Firm.......................................1

Financial Statements

Balance sheet..2

Statement of Operations..3

Statement of Changes in Members' Equity 4

Statement of Cash Flows..5

Notes to Financial Statements...6

Supplementary Schedule I - Computation of Net Capital.......................................9

Supplementary Schedule II - Computation for Determination
of Reserve Requirements...11

Supplementary Schedule III - Information Relating to the Possession or
Control Requirements...11

Independent Accountant's Report on Exemption 12

Exemption Report..13

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation..14

SIPC General Assessment Reconciliation Form SIPC-7.......................................15

INDEPENDENT AUDITORS' REPORT

To the Members
Churchill Stateside Securities, LLC
Atlanta, GA

Athens, Georgia
9-Mar-15

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	278,598
Due from related party		87,073
Prepaid Expenses		9,174
TOTAL ASSETS	$	374,845

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	19,142
Payroll payable		18,984
Accrued Expenses		11,624
Total current liabilities		49,750
MEMBERS' EQUITY		325,095
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	374,845

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions	584,239
Total revenue	$ 584,239
OPERATING EXPENSES	
Compensation and benefits	386,918
Consulting	117,133
Rent	88,350
Travel, meals and entertainment	16,425
Professional fees	17,533
Licenses and fees	16,959
Computer and technology	10,451
Insurance	6,653
Other operating expenses	9,485
Total expenses	669,907
NET LOSS	$ (85,668)

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' Equity, December 31, 2104		488,892
Prior Period Adjustment - (Note 6)		104,871
MEMBERS' EQUITY, JANUARY 1	$	593,763
Net Loss		(85,668)
Member Distributions		(183,000)
MEMBERS' EQUITY, DECEMBER 31	$	325,095

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES		
Net loss	$	(85,668)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in due from related party		287,496
Decrease in prepaid expenses		481
Increase in accounts payable		18,900
Decrease in payroll payable		(70,821)
Increase in due to related party		(38,614)
Increase in accrued expenses		2,991
Net cash provided by operating activities		114,765
FINANCING ACTIVITIES		
Member Distributions		(183,000)
Net cash used in Financing Activities		(183,000)
NET DECREASE IN CASH		(68,235)
CASH AT BEGINNING OF YEAR		346,832
CASH AT END OF YEAR	$	278,597

The Accompanying Notes are an
Integral Part of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

The Company primarily engages in the private placement of syndicated tax credits to accredited investors. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC").

Since the Company is a limited liability company ("LLC"), the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2012.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

Revenue is recognized at the time transactions have settled and income is reasonably determinable. For certain transactions the revenue cycle may extend beyond one year.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $228,848, which was $223,848 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 21.74%.

3. RELATED PARTY TRANSACTIONS

The company has an expense sharing agreement with CSG, a related party, for rent and management services. All of the Company's revenues for the year ended December 31, 2015 were earned from the sale of financial products developed by CSG. As of December 31, 2015, the Company had $87,073 of net commissions receivable from the sale of the aforementioned financial products. Such amount is reflected as "Due from related party" on the accompanying Statement of Financial Condition. No allowance is deemed necessary as the balance is considered collectable.

4. COMMITMENTS AND CONTINGENCIES

The Company subleases office space from CSG on a "month to month" basis and pays CSG a flat rate rent amount in exchange. For the year ended December 31, 2015, the Company incurred $88,350 of rent expense. The amount paid to CSG for management services is $4,833 for 2015, this is recorded in professional fees on the statement of operations.

4. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2015.

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 20, 2016, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

6. PRIOR PERIOD ADJUSTMENT

The Company made an adjustment to beginning retained earnings for $104,871 related to a sale made to CSG in 2013, The effect would have been to increase income by $104,871 in 2013.

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 325,095
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Due from related party	(87,073)
Prepaid expenses	(9,174)
NET CAPITAL	$ 228,848
AGGREGATE INDEBTEDNESS	
Accounts payable	19,142
Payroll payable	18,984
Accrued expenses	11,624
Total aggregate indebtedness	$ 49,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	223,848
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	222,848
Percentage of aggregate indebtedness to net capital	21.74%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

31-Dec-15

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements, included in Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Churchill
Stateside
Securities

EXEMPTION REPORT

Churchill Stateside Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").
The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

William J. Michalek
Name

William J. Michalek
Authorized Signature

CEO/COO
Title

2/18/16
Date

3333 Piedmont Road NE, Suite 1410 | Atlanta, GA 30305 | Phone 404.250.4190 | Fax 404.591.1441

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Churchill Stateside Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Churchill Stateside Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Churchill Stateside Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Churchill Stateside Securities, LLC's management is responsible for Churchill Stateside Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770 425.3683

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2627 ********MIXED AADC 220
068650 FINRA DEC
CHURCHILL STATESIDE SECURITIES LLC
3333 PIEDMONT RD NE STE 1410
ATLANTA GA 30305-1724

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curtis Weeks 678-679-8642

2. A. General Assessment (item 2e from page 2) $ 1,461

B. Less payment made with SIPC-6 filed (exclude interest) $ 954

7/28/15
Date Paid

C. Less prior overpayment applied $

D. Assessment balance due or (overpayment) 507

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 507

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 507

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Churchill Stateside Securities, LLC
(Name of Corporation, Partnership or other organization)

William J. [illegible]
(Authorized Signature)

Dated the 27 day of January, 20 16

CEO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: